Exhibit (d)(40)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Investment Advisory Agreement effective as of July 1, 2014, (“Amendment No. 2”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Diamond Hill Capital Management, an Ohio corporation (“Diamond Hill” or “Adviser”).

FMG LLC and Diamond Hill (collectively, “Parties”) agree to modify the Investment Advisory Agreement dated as of June 6, 2013, as amended, (“Agreement”) as follows:

1. Name Change. Effective May 1, 2014, the name of EQ/Mid Cap Value PLUS Portfolio was changed to AXA Mid Cap Value Managed Volatility Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to AXA Mid Cap Value Managed Volatility Portfolio and Multimanager Mid Cap Value Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

5. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		DIAMOND HILL CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ James F. Laird
	Steven M. Joenk Chairman, Chief Executive Officer and President		Name: Title:

APPENDIX A

AMENDMENT NO. 2

TO

INVESTMENT ADVISORY AGREEMENT

WITH

DIAMOND HILL CAPITAL MANAGEMENT, INC.

Related Portfolio	Annual Advisory Fee Rate**
Mid Cap Value Portfolios, which shall consist of AXA Mid Cap Value Managed Volatility Portfolio * and Multimanager Mid Cap Value Portfolio* (collectively, “Mid Cap Value Portfolios”)	0.55% of the Mid Cap Value Portfolios’ average daily net assets up to and including $50 million; 0.50% of the Mid Cap Value Portfolios’ average daily net asset over $50 million and up to and including $100 million; and 0.45% of the Mid Cap Value Portfolios’ average daily net assets in excess of $100 million.

*	Fee to be paid with respect to the Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser.
**	The daily advisory fee for the Mid Cap Value Portfolios is calculated by multiplying the aggregate net assets of the Mid Cap Value Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.